ACORD®

CERTIFICATE OF LIABILITY INSURANCE

DATE (MM/DD/YYYY): 12/5/2017

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must have ADDITIONAL INSURED provisions or be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

PRODUCER
Palmer & Cay, LLC
3050 Peachtree Road, NW
Suite 475
Atlanta GA 30305-2206

CONTACT NAME: Mary Claire Corbitt
PHONE (A/C, No, Ext): 404-633-5800
FAX (A/C, No): 404-991-6060
E-MAIL ADDRESS: maryclaire.corbitt@palmerandcay.com

INSURER(S) AFFORDING COVERAGE	NAIC #
INSURER A : Continental Insurance Company	35289
INSURER B :	
INSURER C :	
INSURER D :	
INSURER E :	
INSURER F :	

INSURED 661
BlueArc Multi-Strategy Fund
One Buckhead Plaza
3060 Peachtree Road, Suite 225
Atlanta GA 30305

COVERAGES **CERTIFICATE NUMBER:** 885196592 **REVISION NUMBER:**

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE	ADDL INSD	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS	
	COMMERCIAL GENERAL LIABILITY; CLAIMS-MADE; OCCUR						EACH OCCURRENCE	$
							DAMAGE TO RENTED PREMISES (Ea occurrence)	$
							MED EXP (Any one person)	$
							PERSONAL & ADV INJURY	$
	GEN'L AGGREGATE LIMIT APPLIES PER: POLICY; PRO-JECT; LOC						GENERAL AGGREGATE	$
							PRODUCTS - COMP/OP AGG	$
	OTHER:							$
	AUTOMOBILE LIABILITY						COMBINED SINGLE LIMIT (Ea accident)	$
	ANY AUTO						BODILY INJURY (Per person)	$
	OWNED AUTOS ONLY; SCHEDULED AUTOS						BODILY INJURY (Per accident)	$
	HIRED AUTOS ONLY; NON-OWNED AUTOS ONLY						PROPERTY DAMAGE (Per accident)	$
								$
	UMBRELLA LIAB; OCCUR						EACH OCCURRENCE	$
	EXCESS LIAB; CLAIMS-MADE						AGGREGATE	$
	DED; RETENTION $							$
	WORKERS COMPENSATION AND EMPLOYERS' LIABILITY	Y / N					PER STATUTE; OTH-ER	
	ANYPROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? (Mandatory in NH)	N / A					E.L. EACH ACCIDENT	$
	If yes, describe under DESCRIPTION OF OPERATIONS below						E.L. DISEASE - EA EMPLOYEE	$
							E.L. DISEASE - POLICY LIMIT	$
A	Fidelity			596537708	1/2/2017	2/1/2018	Limit	$450,000

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required)

CERTIFICATE HOLDER

Evidence of Coverage

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.

AUTHORIZED REPRESENTATIVE

© 1988-2015 ACORD CORPORATION. All rights reserved.

ACORD 25 (2016/03)

The ACORD name and logo are registered marks of ACORD

A premium associated with the Fund’s Investment Company Blanket Bond in the amount of $246 has been paid for the year January 2, 2017 to February 1, 2018.

SECRETARY’S CERTIFICATE

I, Steven Skancke, being duly appointed Secretary of BlueArc Multi-Strategy Fund (the “Trust”), duly certify and attest that, at a meeting held on December 14, 2017, the following resolutions were adopted:

WHEREAS, the Trustees of the Trust, including a majority of the Independent Trustees, have reviewed the form and coverage of Continental Insurance Company Policy No. 596537708 (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of the Custodian; and

WHEREAS, no employee of the Trust or employee of the Advisor has access to the Trust's portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the President of the Trust is designated as the person who shall execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

/s/ Steve Skancke

Steve Skancke

Secretary of the Trust